[Paul, Hastings, Janofsky & Walker LLP Letterhead]

(212) 318-6053

keithpisani@paulhastings.com

June 28, 2010	58278.00031

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:                               Crystal River Capital, Inc.
Revised Preliminary Schedule 14A (File No. 001-32958) filed on May 27, 2010

Schedule 13E-3/A (File No. 005-82423) filed on May 27, 2010

Dear Mr. Duchovny:

On behalf of our client, Crystal River Capital, Inc. (the “Company”), we are transmitting for filing the Company’s definitive proxy statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 of the Company, Brookfield Asset Management Inc. (“Brookfield”), B Acquisition Sub Inc. and Partners Limited (collectively, the “Filing Persons”). The Company expects to release the Proxy Statement to stockholders on or about June 29, 2010.

We have revised the Proxy Statement in response to a comment received from the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission conveyed by letter dated June 2, 2010 relating to the Company’s revised preliminary proxy statement and the Filing Persons’ revised Schedule 13E-3, each filed with the Commission on May 27, 2010.  We have incorporated the Staff’s comment into this response letter in italics and have provided the Company’s response below the comment.

Revised Preliminary Schedule 14A

Special Factors

Background of the Merger, page 12

1.             We note the revisions made on page 14 in response to prior comment 4.  Please explain why Brookfield did not believe it was in its best interests to reduce the outstanding balance of the company’s debt as part of a restructuring of the debt.

The Company has revised the disclosure on page 14 of the Proxy Statement in response to the Staff’s comment.

*              *              *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Michael Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith Pisani

Keith D. Pisani
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:        Jonathan Tyras, Crystal River Capital, Inc.

Michael Zuppone, Esq., Paul, Hastings, Janofsky & Walker LLP

John T. Haggerty, Goodwin Procter LLP

Scott M. Freeman, Sidley Austin LLP